Exhibit 99.1

Stevanato Group

“Third Quarter 2022 Financial Results Conference Call”

Tuesday, November 08, 2022, 14:30 ITA

MODERATORS:	FRANCO STEVANATO, EXECUTIVE CHAIRMAN
FRANCO MORO, CHIEF EXECUTIVE OFFICER
MARCO DAL LAGO, CHIEF FINANCIAL OFFICER
LISA MILES, SENIOR VICE PRESIDENT, INVESTOR RELATIONS

OPERATOR:

Good afternoon, This is the Chorus Call conference operator. Welcome, and thank you for joining the Stevanato Group Third Quarter 2022 Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing “*” and “0” on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President, Investor Relations, Please go ahead, madam.

LISA MILES:

Good morning, and thank you for joining us. With me today is Franco Stevanato, Executive Chairman, Franco Moro, Chief Executive Officer, and Marco Dal Lago, Chief Financial Officer. A presentation illustrating today’s results can be found on the IR section of our website.

As a reminder, some statements being made today will be forward-looking in nature. Such statements are only predictions. Actual events and results may differ materially as a result of risks we face, including those discussed in Item 3D entitled “Risk Factors” in the company’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2021, and filed with the Securities and Exchange Commission.

We encourage you to review the information contained in our earnings release, in conjunction with our SEC filings and our latest Form 20-F/A. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analysis of results, and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of non-GAAP measures, please see the company’s most recent earnings press release.

And with that, I will hand the call over to Franco Stevanato for opening remarks.

FRANCO STEVANATO:

Thank you, Lisa. As we come into the final months of 2022, we believe that the fundamentals of our business remain strong with favorable secular tailwinds in growing end markets. We are successfully executing against our long term strategic and operational objectives.

Industry demand trends remain healthy, and we expect this to continue as the global pipeline for new treatments in development hits record levels with approximately 60% tied to injectable delivery. We believe the bias towards injectable delivery formats is boosted by favorable macro trends, such as the growth in biologics and biosimilars, the rise of chronic diseases, pharmaceutical innovation, and the self-administration of treatments.

We believe our integrated end-to-end capability and robust portfolio of injectable product are ideally suited to match the scientific requirements of highly sensitive treatments, such as GLP-1s. Today, we are a leader in diabetes treatment and maintain a significant presence in the adoption of GLP-1s, with business across both segments demonstrating the value of our integrated offering.

Thanks to the scientific and technological capability at our Technology Excellence Centers, we are supporting customers in the early-stage development of new molecules, and building a robust pipeline of promising opportunities. In this way, we accompany our customers alongside their pipeline, with our unique and integrated value proposition.

We are leveraging our proven expertise and leadership position in ready-to-use vials and cartridges to forge innovative products, such as our next generation EZ-fill Smart™ platform.

All-in-all, we believe we are well positioned to capitalize on the many opportunities ahead of us, as we drive durable organic growth and create long-term shareholder value.

I will now hand the call over to Franco.

FRANCO MORO:

Thank you, Franco. On Slide 7, for the third quarter of 2022, we delivered another solid quarter of double-digit revenue growth, and achieved adjusted EBITDA margin of 26.8%. Revenue from high value solutions grew 54% to €74.4 million, representing 30% of total revenue in the third quarter of 2022.

While we are pleased with our financial results, an increase in inflationary costs, particularly utility and logistics costs, tempered gross profit margin in the third quarter. Since that time, utility prices have started to come down from recent highs, and like everyone else, we are proactively managing the complexities around inflation and supply chains. We implemented efforts to mitigate the effects, and we believe we are successfully navigating the current environment. We remain optimistic on the demand landscape and our long-term growth trajectory.

For the third quarter, new order intake totaled €247 million. The year-over year-decrease was due to a significant drop in COVID-19 orders. Excluding COVID-19, new order intake increased by approximately 6% in the third quarter of 2022 compared to last year, demonstrating that the underlying demand trends remain strong.

At the end of the third quarter, our committed backlog increased 21% to just over €1 billion.

On Slide 8, we recently announced the next evolution of our ready-to-use vial platform called EZ-fill Smart™. Our R&D and continuous innovation allow us to further improve our ready-to-use platform. With our collaboration with Gerresheimer, we implemented several advancements.

First, we increased automation in the manufacturing process to drive up productivity and reduce human error. The optimized platform features no glass-to-glass and no glass-to-metal contact, which improves the quality and integrity of the vials throughout the product life cycle.

Second, the teams redesigned the nest and tub configuration, which significantly reduces the risk of particle contamination during the fill and finish process. This is a substantial step-up in quality, integrity and performance.

And third, we are introducing an alternative sterilization method that is more environmentally friendly, compared to traditional Ethylene Oxide sterilization. This offers a path to improved sustainability. Together, all of these improvements are projected to further lower the total cost of ownership, increase quality, and shorten lead times for customers.

Our EZ-fill® platform is a well-established standard in the industrial process for ready-to-use drug containment solutions. This standardization ensures a seamless integration with standard Fill & Finish operations and offers customers a secure and multi-source supply chain.

Our efforts to drive continuous innovation are squarely aligned with our long-term strategy of providing value-added, integrated solutions to our customers as we solidify our presence as a key partner to pharma and bio-tech.

On Slide 9, we are making good progress on our priority projects in the U.S., Italy, and China. Our global capacity expansion plans are in response to growing demand for high-performance containment products to help ensure the integrity of highly sensitive treatments such as GLP-1s, monoclonal antibodies, and mRNA applications. We have already received a warm reception from customers who are pleased with the strategic investments in our EZ-fill® technology, the improved proximity to pharma and CDMOs, and the commonality across our technology and quality standards worldwide.

In the United States, construction on our new building in Indiana is well underway, and we still expect revenue generation to begin sometime in late 2023 to early 2024.

In Italy, renovations are progressing in Latina and the new building in Piombino Dese is nearly complete. In the meantime, we are adding much-needed EZ-fill® capacity in our existing operations.

In China, we started preliminary work on the renovations of the facility while the design phase is still ongoing. We are focused on successfully executing on these projects and strengthening our regional organizational structures. The teams are doing an extraordinary job in supporting the evolving needs of customers amid favorable demand.

On Slide 10, I am proud to announce that Stevanato and Bexson Biomedical were awarded the 2022 partnership innovation award by the Parenteral Drug Association. This award recognized an innovative pain management therapy delivered through Stevanato’s On Body Delivery System. We are working with Bexson to optimize the subcutaneous delivery of a non-opioid pain management treatment that is specifically designed to help prevent misuse through controlled dosing and extended delivery. It enables patients to manage their condition at home which lowers cost and improves patient care.

Our wearable device features a reusable cradle, which minimizes the impact of electronic environmental waste. And while this treatment is in pre-clinical stages, it is strategically important as the trend towards the self-administration of medicine evolves over the next decade.

I now hand the call over to Marco.

MARCO LAGO:

Thanks Franco. Starting on Slide 12. Revenue for the third quarter of 2022 increased 14% to €245.3 million over last year, driven by growth in the Biopharmaceutical and Diagnostics Solution Segment and favorable currency translation. On a constant currency basis, third quarter revenue grew 11%. As expected, contributions from COVID-19 accounted for approximately 13% of revenue, compared to approximately 16% for the same period last year.

Gross profit margin in the third quarter of 2022 increased 210 basis points to 31.6%, principally driven by the strategic mix shift to more accretive high value solutions, improved margin in the Engineering Segment and, favorable currency translation. This was partially offset by higher inflationary costs, especially utilities and logistics. We recovered the majority of these costs through price adjustments, and we expect additional recoveries in future periods. There may be a delay in the timing of price adjustments, and we estimate that this unfavorably impacted gross profit margin by 1% in the third quarter.

For the third quarter of 2022, operating profit margin was 19.4%, excluding certain start-up costs, adjusted operating profit margin improved to 20% compared to 17% for the same period last year. This was driven by higher gross profit and an increase in other income which included residual fees from a previously disclosed contract modification.

For the third quarter of 2022, this resulted in net profit of €36.3 million or €0.14 of diluted earnings per share, adjusted net profit of €37.7 million or adjusted diluted EPS of €0.14 cents, and adjusted EBITDA of €65.8 million, which reflects an adjusted EBITDA margin of 26.8%.

Please turn to Slide 13 for segment results. The Biopharmaceutical and Diagnostic Solutions Segment delivered another solid quarter of financial results. For the third quarter of 2022, revenue increased 20% to €207.1 million, compared to the same period last year, driven by strong growth in our core drug containment products as new capacity comes online. On a constant currency basis, the segment grew 15%.

Revenue from high value solutions increased 54% to €74.4 million, compared to last year. This represented 36% of segment revenue in the third quarter of 2022. Revenue from other containment and delivery solutions increased 7% to €132.7 million. For the third quarter of 2022, gross profit margin increased 150 basis points to 32.7%, compared to last year, driven by the favorable mix shift to high value solutions and currency effects, which helped offset inflationary costs.

Operating profit margin in the third quarter of 2022 increased to 22.8% compared to 18.1% for the same period last year. This improvement was driven by higher gross profit, lower G&A, and an increase in other income.

Financial results for the Engineering Segment were as expected. For the third quarter of 2022, revenue decreased 9% to €38.2 million compared to the same period last year, mostly due to the timing and progression of projects in certain business lines.

For the third quarter of 2022, gross profit margin increased to 21.5% compared to 15.4% last year, driven by an increasing mix of revenue from more accretive business lines and ongoing optimization efforts.

As a result, operating profit margin in the third quarter of 2022 increased to 14.0% due to improved gross profit and lower G&A expenses.

On Slide 14, our balance sheet remains strong, and we believe we have ample liquidity to fund our investments in organic growth platforms. As of September 30th, we had a positive net financial position of €49.6 million, and cash and cash equivalents of €259.9 million.

In the third quarter, capital expenditures were €71.1 million as we continue to invest in our strategic global expansion plans. For the third quarter, net cash used for operating activities was €3.8 million, mostly due to increases in working capital to support our strategic initiatives to drive sustainable growth and higher inventories to mitigate supply chain risk in the current environment. One of the main reasons for negative free cash flow of €46.3 million in the third quarter was cash used for investing activities of €43.2 million.

On Slide 15, we are increasing our 2022 guidance mostly due to currency effects. Our updated guidance also considers that we are operating in a dynamic environment. We are backfilling our order book as revenue from COVID-19 comes down. The mix shift to high value solutions, actions taken to accelerate efficiencies, and initiatives to keep a tight rein on costs, are helping to offset some of the inflationary impacts. We are prudently managing the business and remain focused on our long-term growth objectives.

As a result, we now expect revenue in the range of €961 million to €971 million, adjusted diluted EPS in the range of €0.52 to €0.54, and adjusted EBITDA in the range of €254.5 million to €260 million.

I will hand over the call to Franco for closing comments.

FRANCO MORO:

Thanks, Marco. In closing, we are executing the four pillars of our strategic and operational priorities to: advance our global capacity expansion, grow the mix of high value solutions, invest in R&D, and build a multi-year pipeline of new opportunities. We are excited about our future growth prospects and the ample opportunities in front of us. The rise in biologics and biosimilars dovetail with the macro trends of aging populations, the increasing incidence of chronic disease, and the shift towards the self-administration of medicines.

Our customers are making groundbreaking strides in treatments to improve patient care. Supporting our customers in creating and delivering patient-centric solutions is central to our philosophy and vision. Our strategic priorities are designed to capitalize on these favorable trends, support customers, and exploit our full potential through our unique end-to-end capabilities.

And with that, let’s open it up for questions.

Q&A

OPERATOR:

Thank you. This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press “*” and “1” on the touchtone telephone, to remove yourself from the question queue, please press the “*” and “2.” Please pick up the receiver when asking questions. Anyone who has a question may press “*” and “1” at this time.

The first question is from Patrick Donnelly with Citi. Please go ahead.

LIZZIE SPEYER:

Hi, good morning. This is Lizzie Speyer on for Patrick. Thank you so much for taking my questions. I guess first for COVID-19, that would be around 10% of revenue for the year just wondering if anything has changed there? And then I have one follow-up. Thanks.

LISA MILES:	Hi, Lizzie. It’s Lisa. I’m having a little bit of difficulty hearing you. I believe you asked if COVID-19 was still expected to be 10% for the year. And then, can you ask your second question again?

LIZZIE SPEYER:

And then for high value solutions, can you just remind us on a trajectory there, is still supposed to be around mid-30%, and a few years out as well. Given that is 30% of revenues and for this quarter, this is what you’re seeing there as well. Thank you.

LISA MILES:

Yes, So just to line up the questions Marco will give you the confirmation of COVID-19 revenue for 2022 and will provide you the commentary on high value solutions expectations for ‘22 and the long-term trajectory. Thank you.

MARCO DAL LAGO:	Thank you for the question.

LINDSAY LIANG:	Yeah, Thank you.

MARCO DAL LAGO:

So, the short answer is yes, we still expect 10% of revenue of COVID-19 on total revenues for the year. And about high value solutions, we are pretty happy with the evolution, we have a strong backlog in front of us for 2022 and we are now moving our guidance from 29% to 30% about HVS revenues. We are still in a very good trajectory for high value solutions, yes, between 29% and 30% and we are still pretty on line with our trajectory to reach mid-30% by 2026.

LINDSAY LIANG:	Thank you.

LISA MILES:	Thanks, Lindsay, Next question, please.

OPERATOR:	The next question is from Derik De Bruin with Bank of America. Please go ahead.

DERIK DE BRUIN:

Hi, good morning and thank you for taking my questions. So I’d say there’s been a lot of confusion and I think people questioning the because of some of the results from the other CDMOs in the space and some of the other [technical difficulty]. Can you just talk about the demand for the underlying non-COVID-19 related products and it looks like your backlog that’s increasing, is there more commentary on what you are seeing in the market with demand continued demand? Thank you, And I’ve got a follow-up.

FRANCO MORO:

Yeah, Our view on market is that demand is so strong and the increase in order intake year-over-year due to the base business is evidence that the growth is consistent and continues to be in the direction also to pull the need of high-value solutions that we are putting in the market and are receiving a very warm welcome from our customers.

We can understand that there is slowdown due to COVID-19, but we believe that is limited to that kind of business and we are now focused on the expansion of our capacity in Europe and in US to provide what our customers are asking for; it is more high-value solutions and we see this as a consistent trend in the short-term and even in the longer run.

DERIK DE BRUIN:

Great, And then just if you could offer some thoughts on what you think the COVID-19 contribution could be into 2023 revenues and also your thoughts on what the overall FX impact will be on the topline for the fourth quarter and any initial thoughts on 2023, so you help [technical difficulty] trying to do our models Thank you.

FRANCO MORO:

For sure, we we will provide guidance for 2023 in the next earning call. The trend in revenue coming from COVID-19 during the year that’s already something that we covered last quarter and in this quarter. We still expect to be in line with our previous guidance for the year in term of the percentage. But what I want to stress that is that our capacity is not linked to COVID-19 in any way because we are flexible, also our investments are linked to high-value solutions mostly, if not 100%, and this capacity is not dedicated to a single therapeutic area. We are providing what are our customers need for many therapeutic areas in very high promising businesses and therapeutics like MRNA application, like GLP-1s, so we are really engaged in the strong pipeline of our customers and focused on the execution of our CAPEX for the next months.

MARCO DAL LAGO:	And De Bruin, for an exchange effect, we have in our model for 2022 about €24 million tailwind related to foreign exchange effect and that’s what we have in our model based on Q4 expectations.

DERIK DE BRUIN:	Thank you very much.

MARCO DAL LAGO:	You are welcome.

LISA MILES:	Thanks, next question, please.

OPERATOR:	The next question is from Paul Knight with KeyBanc, Please go ahead.

PAUL KNIGHT:

Hi Franco, Can you talk to the Gerresheimer EZ-fill Smart™ collaboration where you both generate revenue independently. Will it be a joint venture? How should we think about the structure of that product and revenue recognition?

FRANCO MORO:

Thank you, Paul, for your question. You may recall that for the EZ-fill®, that is the current EZ-fill®. Gerresheimer was one of the partners, we licensed IP in the past and there is still the agreement in place. Looking at the future, we decided to develop these technologies to transform bulk into sterilized vials together with Gerresheimer to combine our best expertise in value for our customers. This is the reason why we developed these intellectual property under the name the EZ-fill Smart™, that is the next generation of the drug configuration for vials and cartridges.

In term of the revenues, we will be in independent, completely independent in terms of the revenue for the sales of EZ-fill® products. Obviously, in case, we will license this new technology to third parties, we will share the license fee, but in term of the business, we will remain independent and the reason why we strengthened this cooperation is to push the adoption of the adoption in the market and to give the right answer to the need of our customers to have multiple sources and best solution in term of quality enhancement.

PAUL KNIGHT:

And, Franco, with 6% order growth, we had 21% increase in backlog, are you having some products here having trouble meeting demand for? Is that what I would assume or is it just product related in the year. What’s the dynamic behind the significant 21% backlog growth?

FRANCO MORO:

Yeah, speaking at the question, our backlog is growing to about €1 billion. I can tell you, we are pretty happy with the shifting to high value solution that are present in an increasing share in our backlog.

PAUL KNIGHT:	Okay, Thank you.

LISA MILES:	Thanks, next question, please.

OPERATOR:	The next question is from Dave Windley with Jefferies, Please go ahead.

DAVE WINDLEY:

Hi, good morning, good afternoon, Thanks for taking my question. I am curious, first, if you could talk to what specific products if any in your high value solutions portfolio are seeing the most uptake. And then relatedly, you’ve mentioned several times on the call, GLP-1s specifically. Can we infer from that, that you are spec’d in on GLP-1s and participating in that growth arena and those commercial products.

FRANCO MORO:

Yes, about the first part of your question, the portfolio of high value solutions is growing rapidly but without specific drivers because we are extending our production of both syringes, vials and cartridges. We have very good prospects for the future in terms of the conversion of the market for vials and cartridges. Maybe, we will take a major part in the next year.

But today, we are representing our portfolio with a good increase in all the businesses product line.

In terms of other therapeutic areas, I can confirm that we had a very well balanced portfolio for different customers, different therapeutic areas, in different geographies. But, there are some trends that are very evident in the market today into some specific technologies like mRNA or therapeutic lines like the incubator to GLP-1. We are engaged with the most important Pharma companies who are the big players in the market, so we are in with the multiple projects with several customers.

DAVE WINDLEY:

Okay, Franco on the first question, I was hoping to get at things like, are you seeing Nexa and Alba uptake, in terms of kind of the hierarchy of high value solutions? Is that also something that you don’t want to talk about specifically or would you be willing to talk about kind of some of those products that have them more significant IP wrapped around them?

FRANCO MORO:

Our CAPEX is the picture for us, because we are putting all our money in high value solutions in term of syringes, we’re investing a lot in new lines almost all dedicated to Nexa or Alba configurations. We are putting in the new lines for these kinds of products. And we believe that they can become one of the standards on the market in terms of syringes. In the meantime, we are also investing in EZ-Fill® vials not only for the technology to transform bulk into sterile but also because we believe that our container solution - our vials have some features, high quality, high mechanical resistance that are successful now and can be even more successful for the future.

DAVE WINDLEY:

Got it. In terms of the engineering business hasn’t been touched on very much, you saw some decrease there. I’m wondering, to the extent that we’ve seen across the industry, a number of manufacturers, including contract manufacturers put a lot of capacity in place and spend a lot of CAPEX themselves, was that a driver of engagement and activity for your engineering services business? And do we need to anticipate an essentially tough comps there or a lull following a lot of pull forward of capital expansion by manufacturers?

FRANCO MORO:

Those are in this case, I have to stress that we have a variety of solution in our portfolio, that we are a leader in visual inspection, but we have a very strong technology, also assembly lines. So, and obviously in glass forming lines that is our know-how from the very beginning of the company. So there can be some fluctuation in a single product line, but overall, we continue to see very strong demand into innovation, in this product lines, we mentioned several times that Artificial Intelligence as a driver for our leadership position in this respect, but it’s not the only option we have.

DAVE WINDLEY:	Okay. Thank you for the answers.

LISA MILES:	Thank you, David, Operator, next question, please.

OPERATOR:	The next question is from Matt Larew with William Blair, Please go ahead.

MADELINE MOLLMAN:

Hi, this is Madeline Mollman on for Matt Larew. Sort of piggybacking on the high value solutions question, as COVID-19 orders come down, and they’re replaced by non-COVID-19 high value solution orders, how do you see that impacting the margin dynamics? Is there a margin difference in terms of the products that are being ordered for COVID-19 versus the non- COVID-19 high value solutions? Can you sort of speak to that a little bit and speak to how that you see that impacting margins going forward?

MARCO DAL LAGO:

We mentioned in the past the fact that in COVID-19 business we had about the same mix we had in other therapeutic areas. So, the percentage of high value solutions, in COVID-19 was similar with the overall company. And also, we haven’t experienced different margin in COVID-19 compared to the other therapeutic areas. So, in a nutshell, the short answer is, no. But on the other side, the good news is that we are replacing the COVID-19 with other therapeutic area because we don’t have any capacity constraint in doing that, we can see strong demand and matter of fact we are executing our plan accordingly.

MADELINE MOLLMAN:	Thank you.

LISA MILES:	Thank you, Our next question, please?

OPERATOR:	The next question is from Tim Daley with Wells Fargo. Please go ahead.

TIM DALEY:

Great, thanks. So, just wanted to dig a bit into the margin dynamics. So, BDS, a bit better than expected, it seems like you called out 100 basis points of price/cost timing lag by contrast, engineering was better than expected, it seems like it’s low margin deliveries being delayed. So how should we think about these normalizing into next quarter? And then on top of those kind of one-off factors, what was the energy impact to the margin, if you think about it on a year-over-year delta? And how are you thinking about energy impacts to margin in the fourth quarter and 2023 and I think that you have been taken some actions around securing your energy source and if you could provide more details there, that’d be really helpful.

MARCO DAL LAGO:

Yes, thanks for the question. So in Q3, we estimate inflationary pressure hit our gross profit for about 1%. It means that we had about €2.5 million, €2.6 million we have not been able to transfer to our customers in price increase. The main reason was the sharp increase in end of July and August and September of gas price in Europe. But excluding that, again, it would have been 1% more in gross profit margin. For the future, what we can see now is that the gas prices in Europe went down in October, and beginning of November. A good tool we have in front of us in order to manage these is basically recalculating frequently our costs and price accordingly with our customers. And on top of it, obviously, we have many tools in place to minimize the impact through automation and cost efficiency. This is how we are managing the situation since some months ago. And this is how we will keep on going.

TIM DALEY:

Alright, now I appreciate that detail. And then my second question, thinking about the past expansion plans specific to the Indiana facility. So, you know, seeing a lot of slackening in the construction markets in the US. So, you know, that would suggest that there’s potential accelerations of timelines in terms of the doors opening, ribbon cutting revenue is getting recognized there faster than expected. And so, if you are able to achieve better construction timelines, would there be any reason that you would be not able to, like, achieve revenue recognition earlier there from a, you know, whether it’s licensing or anything like that, and thanks for the time, appreciate it?

FRANCO MORO:

Yes, here I have to confirm that we are on track with our plants. And, you know, the construction of that facility is an important piece, but also the delivery on the lines is on track that is very important. And we are well satisfied. But the action taken to prepare the crew that is to prepare the staff that is already in Italy for training. And in the meantime, we have also prepared the Italian staff to join the American one for the start-up of this facility, so I can confirm that we are in line with our plan. And we don’t have any evidence of possible impacts in the near term.

TIM DALEY:	Okay, Thank you.

LISA MILES:	Thank you, Next question, please?

OPERATOR:	The next question comes from the line of John Sourbeer with UBS. Please go ahead.

JOHN SOURBEER:

Hi, thanks for taking the question. Yes, first one here just on pricing, given some of the inflationary costs, are you receiving any pushback from customers on pushing in price increases? And do you expect some of this pricing to flow through and to continue to get price increases in 2023?

FRANCO MORO:

Yes, good option to discuss our approaches to price increases because we passed on during the year costs to our customer, but looking at the overall picture of our relationship with customers, we decided to have this approach for the long run or not for the immediate advantage. So these approaches made some dilutive effect in term of marginality, because we have costs without adding marginality on that, what I can anticipate to that, looking into the future, that we will be back to the normal practice to recalculate cost and having the normal marginality on that, that is something that is related to our very intimate relationship with the customer. And we are progressing in that direction.

JOHN SOURBEER:	Got it. And then I’m sorry if I’m missing your prepared remarks, but I don’t think I heard an update on when the China expansion is expected to come online, any change in the timelines there? Thanks.

FRANCO MORO:

As I anticipated in my comments, we started some work in the facility for the rejuvenation of the facility, you know, that is advancing, it’s not a greenfield. In the meantime, we are progressing with our design activities.

We have several times said, that we have a modular approach to those investments. So we are ready to adjust the rhythm of our investments, to the needs, to the demand. But that is something that we look at carefully, everywhere, every time for each single project.

JOHN SOURBEER:	Thanks for taking the question.

FRANCO MORO:	And at the end, you may recall that we have expectation to start our revenue generation in the second half ‘24. It remains unchanged.

JOHN SOURBEER:	Got it. Thanks for the questions.

LISA MILES:	Thanks, John, Is there one more question, please?

OPERATOR:	The next question is from Drew Ranieri with Morgan Stanley, Please go ahead.

JACOB DODD:

Hi, Franco and Marco, this is Jakob on for Drew. Thanks for taking the questions. I’ll ask my 3 questions upfront. I know you, you mentioned you won’t be able to provide too much color but thinking ahead to 23 given the current environment, are you comfortable with consensus revenue, slightly over €1 billion and EPS of $0.54? And then my second question, how are you thinking about the evolution of CAPEX spend over full year 2022 and into the next couple of years ahead? Thanks again for taking the questions.

MARCO DAL LAGO:

Today, the color we can provide is about our existing backlog. We are happy with the backlog we are building for 2022, first of all, but also for 2023. We have almost €600 million for 2023. And also, we are building the backlog for 2024. So we are not providing guidance today about 2023, but also only talking about our backlog. Regarding the second part of your question, okay, trend of CAPEX is let’s say we spent about €202 millions in the first 3 quarter, we now expect to have between €300 million, €330 million this year in 2022. And as anticipated, we expect 2023 to be an important year for CAPEX also, as we complete the build out of the 3 facilities. And then we expect to enter into a more normalized phase starting from 2024. But, this is exactly what we expected before the IPO in the use of primary proceeds.

LISA MILES:	Thank you, and next question, please.

OPERATOR:	Ms. Miles, gentlemen, there are no more questions registered at this time.

LISA MILES:

Thank you, I just want to say thank you to everyone for joining us today for the Stevanato Group, third quarter 2022 earnings call. And we look forward to speaking with you in future. Thank you very much.